Third Quarter 2022 Earnings Call October 26, 2022 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian invasion of Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-Looking Statements

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. VAR, Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Q3 2022 Highlights

- **Safety**: YTD recordable case rate[1] of 1.8
- **Shipments**: 387kt (-2% YoY)
- **Revenue**: €2.0 billion (+27% YoY)
- **Value-Added Revenue (VAR)**: €673 million (+21% YoY)
- **Net income**: €131 million[2]
- **Record Q3 Adj. EBITDA**: €160 million (+12% YoY)
  - Record Q3 Adj. EBITDA in A&T and AS&I
- **Cash from Operations**: €154 million
- **Free Cash Flow**: €74 million
- **Leverage**: 3.0x at September 30, 2022

Adjusted EBITDA Bridge



€ in millions
143
(16)
25
3
5
160
+12%
Q3 2021
P&ARP
A&T
AS&I
H&C
Q3 2022

Net Debt / LTM Adjusted EBITDA



3.6x
Down 0.6x
3.0x
Q3 2021
Q3 2022

(1) Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked
(2) Includes the recognition of deferred tax assets previously unrecognized

Strong Q3 results despite significant inflationary headwinds

Constellium Third Quarter 2022 – Earnings Call 5

Navigating a Challenging Environment in Europe European energy market in disarray Ukraine war, Russian gas cut – risk on availability remains Gas and electricity prices significantly above historic levels Knock-on effects in other markets: Smelter shutdowns impact aluminium and alloy availability General inflation running at a high level across a range of inputs to our business Risk of lower demand with slowing markets Expecting materially higher energy prices in 2023 (based on current prices) Working hard to manage the situation Company wide effort to reduce consumption Active discussions with customers to pass-through energy – making very good progress Managing all input availability thus far, able to resource where necessary albeit at higher prices Closely monitoring government initiatives The performance track record of the Constellium team has positioned the company to manage through the current environment and for long term success

Peter Matt Chief Financial Officer

VAR Bridge Q3 2022 vs. Q3 2021 € millions +21%

Q3 2022 Performance Packaging & Automotive Rolled Products Q3 2022 Q3 2021 Var. Shipments (kt) 267 281 (5)% Revenue (€m) 1,140 988 15% Adj. EBITDA (€m) 78 94 (17)% Adj. EBITDA (€ / t) 291 335 (13)% Q3 Adjusted EBITDA Bridge € in millions Ø Adjusted EBITDA of €78 million Ø Higher automotive shipments; lower packaging and specialty shipments Ø Improved price and mix Ø Higher operating costs due to inflation and operating challenges at Muscle Shoals (higher maintenance and supplies costs) Ø Favorable FX translation

Q3 2022 Performance Aerospace & Transportation Q3 2022 Q3 2021 Var. Shipments (kt) 55 52 6% Revenue (€m) 432 289 50% Adj. EBITDA (€m) 45 20 136% Adj. EBITDA (€ / t) 807 362 123% Ø Adjusted EBITDA of €45 million Ø Higher aerospace shipments; lower TID shipments Ø Improved price and mix Ø Higher operating costs due to inflation and production ramp-up in aerospace Ø Favorable FX translation Q3 Adjusted EBITDA Bridge € in millions

Q3 2022 Performance Automotive Structures & Industry Q3 2022 Q3 2021 Var. Shipments (kt) 65 62 4% Revenue (€m) 473 326 45% Adj. EBITDA (€m) 35 32 7% Adj. EBITDA (€ / t) 544 528 3% Ø Adjusted EBITDA of €35 million Ø Higher automotive shipments Ø Improved price and mix Ø Higher operating costs mainly due to inflation Q3 Adjusted EBITDA Bridge € in millions

Significant inflationary pressures in Q3 Metal supply remains tight Higher costs for alloying elements like magnesium and lithium Labor and other non-metal costs higher, particularly European energy A number of tools working to offset inflation: Solid cost control by businesses; Vision '25 initiatives helping Inflationary protections (i.e. PPI inflators) in existing contracts New customer contracts with better pricing and better protections Cost Pressures and Mitigants Managing the Current Inflationary Environment Inflation is significant but largely offset by improved pricing and our relentless focus on cost control YTD Adjusted EBITDA Bridge (2022 vs. 2021) Addressing Inflationary Pressures € millions

YTD 2022 YTD 2021 Net cash flows from operating activities 323 239 Purchases of property, plant and equipment, net of grants (163) (118) Free Cash Flow 160 121 € in millions YTD Free Cash Flow Highlights Consistent Free Cash Flow Generation Ø Free Cash Flow of €160 million YTD 2022, with strong performance in Q3 of €74 million Ø Strong Adjusted EBITDA Ø Lower cash interest Ø Higher capital expenditures and cash taxes Ø Over €625 million of Free Cash Flow generated since 2019 Current 2022 Expectations Ø Free Cash Flow: >€170 million Ø Capex: ~€265-275 million Ø Cash interest: ~€110 million Ø Cash taxes: ~€20 million Free Cash Flow

Ø Leverage at 3.0x, a multi-year low Ø Despite ~€160 million FX impact on debt Ø Expect leverage to continue to decline Ø No near-term bond maturities Ø Strong liquidity position Committed to deleveraging with year end leverage expected to be at or below 3.0x € in millions Net Debt and Leverage Maturity Profile Liquidity € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights Net Debt and Liquidity

Jean-Marc Germain Chief Executive Officer

End Market Updates

A Diversified Platform

LTM Revenue by End Market


Packaging
43%
Automotive
25%
Aerospace 8%
Specialties
24%

Market	Commentary
Packaging	• Strong market in North America and Europe; some short term inventory adjustments in North America; supply remains tight • Focus on sustainability driving increased demand for aluminium cans • Mid-single digit annual demand growth supported by can-maker capacity additions in both North America and Europe
Automotive	• Lightweighting megatrend driving increased demand for rolled and extruded products; fleet electrification trend gaining momentum • Consumer demand for luxury cars, light trucks, and SUVs remains strong; dealer inventories remain low • At a low base, but demand uncertainty continues as a result of the semiconductor shortage and other supply chain challenges
Aerospace	• Major OEMs have announced build rate increases; recovery continued in 3Q 2022 with shipments up ~50% YoY • Long-term trends expected to remain intact, including increased passenger traffic and higher build rates for single aisle aircraft
Other Specialties	<u>Transportation, Industry and Defense (Rolled):</u> • Seeing signs of weakness in North America and Europe; some pockets like Defense remain strong • Plate markets are holding up better than coil markets <u>Industry (Extrusions):</u> • Europe: Seeing signs of weakness though demand still strong in sectors like Rail and Solar

Constellium
Third Quarter 2022 – Earnings Call 16

Key Messages and Guidance

Strong performance in 3Q 2022

- Record Q3 Adjusted EBITDA despite significant inflationary pressures
- Free Cash Flow of €74 million in Q3; YTD €160 million

Low end of our guidance points to a strong 2022 performance

- Demonstrated pricing power helping to mitigate inflationary pressures; strong focus on cost control
- Adjusted EBITDA up ~15% at the low end of our guidance range despite challenging environment
- Free cash flow yield of ~10%

Exciting future ahead with opportunities to grow our business and enhance profitability and returns

- Diversified portfolio serving resilient end markets
- Durable, sustainability-driven secular growth trends driving increased demand for our products
- Execution focused with proven ability to flex costs
- Balance sheet rapidly approaching target leverage with improved financial flexibility

Targets

2022 Adjusted EBITDA:
€670 to €690 million

2022 Free Cash Flow:
>€170 million

Long-Term Adjusted EBITDA:
>€800 million by 2025

Long-Term Leverage:
1.5x - 2.5x

Focused on executing our strategy, delivering our long-term EBITDA guidance, and increasing shareholder value

Constellium
Third Quarter 2022 – Earnings Call 17

Appendix

Reconciliation of Net Income to Adjusted EBITDA Three months ended September 30, Nine months ended September 30, (in millions of Euros) 2022 2021 2022 2021 Net income 131 99 278 255 Income tax (benefit) / expense (137) 20 (102) 53 (Loss) / income before tax (6) 119 176 308 Finance costs - net 36 34 98 126 Income from operations 30 153 274 434 Depreciation and amortization 73 67 209 195 Restructuring costs — — — 3 Unrealized (gains) / losses on derivatives (19) (23) 65 (67) Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net 1 — 2 (1) Losses on pension plan amendments — — — 2 Share based compensation costs 4 4 13 11 Metal price lag 70 (59) (40) (144) Losses on disposal 1 1 2 1 Adjusted EBITDA 160 143 525 434

Three months ended September 30, Nine months ended September 30, (in millions of Euros) 2022 2021 2022 2021 Revenue 2,022 1,587 6,276 4,446 Hedged cost of alloyed metal (1,414) (966) (4,191) (2,617) Revenue from incidental activities (5) (4) (16) (15) Metal time lag 70 (59) (40) (144) VAR 673 558 2,029 1,670 Adjusted EBITDA 160 143 525 434 VAR Margin 23.7% 25.6% 25.9% 26.0% VAR Reconciliation

Free Cash Flow Reconciliation (in millions of Euros) Three months ended September 30, Nine months ended September 30, 2022 2021 2022 2021 Net cash flows from operating activities 154 91 323 239 Purchases of property, plant and equipment (80) (54) (164) (128) Property, plant and equipment grants received — 3 1 10 Free Cash Flow 74 40 160 121 (in millions of Euros) Q3 2022 Q2 2022 Q1 2022 Q4 2021 Q3 2021 Q2 2021 Q1 2021 Net cash flows from operating activities 154 111 58 118 91 73 75 Purchases of property, plant and equipment (80) (51) (33) (104) (54) (42) (32) Property, plant and equipment grants received — — 1 — 3 4 3 Other investing activities — — — — — — — Free Cash Flow 74 60 26 14 40 35 46 (in millions of Euros) Q4 2020 Q3 2020 Q2 2020 Q1 2020 Q4 2019 Q3 2019 Q2 2019 Q1 2019 Net cash flows from operating activities 71 111 8 144 107 80 128 132 Purchases of property, plant and equipment (44) (38) (43) (57) (91) (50) (71) (59) Property, plant and equipment grants received 1 2 2 — — — — — Other investing activities — — — — 2 1 (4) — Free Cash Flow 28 75 (33) 87 18 31 53 73

(in millions of Euros) September 30, 2022 June 30, 2022 March 31, 2022 December 31, 2021 September 30, 2021 Borrowings 2,169 2,158 2,138 2,129 2,282 Fair value of net debt derivatives, net of margin calls (1) (5) (1) (1) 5 Cash and cash equivalents (171) (156) (160) (147) (323) Net Debt 1,997 1,997 1,977 1,981 1,964 LTM Adjusted EBITDA 672 655 627 581 545 Leverage 3.0x 3.0x 3.2x 3.4x 3.6x Net Debt Reconciliation

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended (in millions of Euros) September 30, 2022 June 30, 2022 March 31, 2022 December 31, 2021 September 30, 2021 Net income 285 253 393 262 281 Income tax (benefit) / expense (100) 57 83 55 48 Income before tax 185 310 476 317 329 Finance costs - net 139 137 142 167 161 Income from operations 324 447 618 484 490 Depreciation and amortization 281 275 270 267 258 Impairment of assets — — — — 29 Restructuring costs — — 2 3 3 Unrealized losses / (gains) on derivatives 97 93 (64) (35) (84) Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities - net 2 1 — (1) (1) Losses on pension plan amendments 30 30 32 32 2 Share based compensation costs 17 17 15 15 15 Metal price lag (83) (212) (250) (187) (169) Losses on disposals 4 4 4 3 3 Other — — — — (1) Adjusted EBITDA 672 655 627 581 545

Borrowings Table At September 30, At December 31, 2022 2021 (in millions of Euros) Nominal Value in Currency Nominal Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan-U.S. ABL(due 2026) $85 Floating 87 — 2 89 — Secured PGE French Facility (repaid in May 2022) €180 Floating — — — — 180 Senior Unsecured Notes Issued November 2017 and due 2026 $300 5.875% 308 (2) 2 308 268 Issued November 2017 and due 2026 €400 4.250% 400 (3) 2 399 402 Issued June 2020 and due 2028 $325 5.625% 333 (5) 5 333 284 Issued February 2021 and due 2029 $500 3.750% 513 (6) 9 516 438 Issued June 2021 and due 2029 €300 3.125% 300 (5) 2 297 300 Unsecured Swiss Facility (repaid in June 2022) CHF15 1.175% — — — — 14 Lease liabilities 175 — — 175 183 Other loans 51 — 1 52 60 Total Borrowings     2,167 (21) 23 2,169 2,129 Of which non-current     2,015 1,871 Of which current 154 258